

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Alan L. Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchell Field, NY 11553

     Re: **Frequency Electronics, Inc.**
             Form 10-K for the fiscal year ended April 30, 2010
             Filed July 29, 2010
             File No. 001-08061

Dear Mr. Miller:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief